Exhibit 2.1
SHARE EXCHANGE AGREEMENT
by and between
WEATHERFORD INTERNATIONAL LTD.,
a company incorporated under the laws of Bermuda
and
WEATHERFORD INTERNATIONAL LTD.,
a Swiss joint-stock corporation
Dated as of December 10, 2008

TABLE OF CONTENTS

1. SHARE EXCHANGE BY WAY OF SCHEME OF ARRANGEMENT	2
1.1 EXCHANGE	2
1.2 SCHEME OF ARRANGEMENT; EFFECTIVE TIME	2
2. EXCHANGE AND ISSUANCE OF SHARES	2
2.1 EXCHANGE OF SHARES AND ISSUANCE OF SHARES IN THE SHARE EXCHANGE	2
2.2 EMPLOYEE BENEFIT AND COMPENSATION PLANS AND AGREEMENTS	3
2.3 WARRANT	5
3. CONDITIONS PRECEDENT	5
3.1 CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE SHARE EXCHANGE	5
4. TERMINATION, AMENDMENT AND WAIVER	6
4.1 TERMINATION	6
4.2 EFFECT OF TERMINATION	6
4.3 AMENDMENT	6
4.4 WAIVER	6
5. COVENANTS	7
5.1 RULE 16B-3 APPROVAL	7
5.2 INDEMNIFICATION	7
5.3 GUARANTEES	9
6. GENERAL PROVISIONS	9
6.1 ASSIGNMENT; BINDING EFFECT; BENEFIT	9
6.2 ENTIRE AGREEMENT	9
6.3 GOVERNING LAW	10
6.4 COUNTERPARTS	10
6.5 HEADINGS	10
6.6 SEVERABILITY	10
EXHIBIT A	12
EXHIBIT B	13
 ii

SHARE EXCHANGE AGREEMENT
     This Share Exchange Agreement (this “Agreement”) is made as of December 10, 2008 by and between Weatherford International Ltd., an exempted company incorporated with limited liability under the laws of Bermuda with registration number 31959 (“Weatherford-Bermuda”), and Weatherford International Ltd., a corporation incorporated under the laws of Switzerland, with its registered office in the Canton of Zug, Switzerland, and with registered number CH-170.3.032.888-3, and a direct, wholly-owned subsidiary of Weatherford-Bermuda (“Weatherford-Switzerland”). Each of Weatherford-Bermuda and Weatherford-Switzerland are referred to in this Agreement individually as a “party” and collectively as the “parties.”
PRELIMINARY STATEMENTS
     A. The Boards of Directors of each of Weatherford-Bermuda and Weatherford-Switzerland have determined that it is in the best interests of their respective shareholders to enter into a transaction (the “Share Exchange”) by way of a scheme of arrangement under Section 99 of the Companies Act 1981 of Bermuda (the “Companies Act”) in its present form or with or subject to any modifications, additions or conditions that are consented to by Weatherford-Bermuda and that the Supreme Court of Bermuda (the “Court”) may approve, impose or permit (the “Scheme”) whereby Weatherford-Switzerland will become the parent holding company of Weatherford-Bermuda as a result of the exchange of Weatherford-Bermuda common shares for Weatherford-Switzerland registered shares upon the terms set forth in this Agreement or as otherwise required in the Scheme or under Swiss law.
     B. The Boards of Directors of each of Weatherford-Bermuda and Weatherford-Switzerland have approved the Share Exchange upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding common share of US$1.00 par value in the capital of Weatherford-Bermuda (a “Weatherford-Bermuda Common Share”), will be exchanged (based on an exchange rate determined by reference to an internationally recognized exchange rate at or about the Effective Time (as defined below), as determined by Weatherford-Bermuda) for one share with a par value in Swiss francs equivalent to US$1.00 per share in the capital of Weatherford-Switzerland (a “Registered Share”).
     C. The Scheme requires the affirmative vote of a majority in number of the shareholders of Weatherford-Bermuda present and voting either in person or by proxy at the meeting representing at least three fourths in value of the shareholders present and voting either in person or by proxy at the meeting.
     D. The parties intend for the Share Exchange to qualify as a reorganization under Section 368(a)(1)(B) and/or an exchange under Section 351 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder (the “Treasury Regulations”).
     E. The parties further intend for this Agreement to constitute a plan of reorganization within the meaning of Section 368 of the Code and the Treasury Regulations.

     F. Capitalized terms in this Agreement have the meanings set forth herein.
AGREEMENT
     The parties, intending to be legally bound, agree as follows:
1. SHARE EXCHANGE BY WAY OF SCHEME OF ARRANGEMENT
     1.1 EXCHANGE
     In the Share Exchange, at the Effective Time as a result of the operation of the Companies Act and the Scheme, and pursuant to and in accordance with applicable Swiss law, each issued and outstanding Weatherford-Bermuda Common Share will be exchanged for the right to receive one Registered Share and Weatherford-Switzerland will become the parent holding company of Weatherford-Bermuda as described in Section 2.1.
     1.2 SCHEME OF ARRANGEMENT; EFFECTIVE TIME
     As soon as practicable after the date hereof and in accordance with this Agreement, Weatherford-Bermuda will (i) issue proceedings requesting the Court to summon such meetings of the holders of the Weatherford-Bermuda Common Shares, (ii) convene such meetings to obtain the approval required under Section 99(2) of the Companies Act and, subject to such approval being obtained, (iii) file a petition and seek the sanction of the Share Exchange pursuant to Section 99 of the Companies Act on the hearing of the petition and file such other documents as are required to be duly filed with the Court to effect the Share Exchange. As soon as practicable after the date of this Agreement and in accordance with this Agreement, Weatherford-Bermuda and Weatherford-Switzerland will take any and all actions necessary to effect the Share Exchange. Weatherford-Switzerland shall undertake to the Court that, at or promptly after the Effective Time, it shall issue, subject to the provisions of this Agreement, the Registered Shares pursuant to Section 2.1(a). As soon as practicable following the satisfaction or waiver (subject to applicable laws) of the conditions set forth in this Agreement, if this Agreement is not terminated prior thereto as provided in Section 4.1, Weatherford-Bermuda shall cause the order of the Court sanctioning the Share Exchange pursuant to Section 99 of the Companies Act (the “Court Order”) to be filed with the Registrar of Companies of Bermuda. The Scheme shall become effective as a matter of Bermuda law on the date and time at which an office copy of the Court Order shall have been delivered to the Registrar of Companies in Bermuda for registration (the “Effective Time”), while it shall become effective as a matter of Swiss law on the date and time at which the application to register the capital increase covering and including the Registered Shares shall be registered with the Register of Commerce of Zug, Switzerland.
2. EXCHANGE AND ISSUANCE OF SHARES
     2.1 EXCHANGE OF SHARES AND ISSUANCE OF SHARES IN THE SHARE EXCHANGE

          (a) At the Effective Time, by virtue of the Scheme, each holder (a “Scheme Shareholder”) of Weatherford-Bermuda Common Shares issued and outstanding immediately prior to the Effective Time (“Scheme Shares”) (including any affiliates and subsidiaries of Weatherford-Bermuda holding any Weatherford-Bermuda Common Shares) shall have the right to receive one validly issued and fully paid Registered Share in exchange for each Scheme Share. All Scheme Shares shall be transferred to Weatherford-Switzerland. At the Effective Time, the Scheme Shareholders shall thereafter cease to have any rights with respect to such Weatherford-Bermuda Common Shares, except the right to receive, without interest, Registered Shares in accordance with this Section 2.1.
          (b) At or about the Effective Time, Weatherford-Switzerland shall issue and allot to American Stock Transfer & Trust Company, LLC (or such other person or entity as Weatherford-Bermuda may determine in its sole discretion) as nominee acting on behalf and for the account of the Scheme Shareholders (the “Nominee”) one new validly issued and fully paid Registered Share in accordance with applicable Swiss law as consideration and in exchange for each Scheme Share.
          (c) Immediately thereafter and as a result thereof, the Nominee shall transfer and allot to each Scheme Shareholder one new Registered Share as consideration and in exchange for each Scheme Share. The Registered Shares shall be issued in uncertificated book-entry form.
As a result of the foregoing, Weatherford-Bermuda will become a wholly owned subsidiary of Weatherford-Switzerland.
     2.2 EMPLOYEE BENEFIT AND COMPENSATION PLANS AND AGREEMENTS
          (a) Each of Weatherford-Bermuda and Weatherford International, Inc., a Delaware corporation and a wholly owned subsidiary of Weatherford-Bermuda (“Weatherford-Delaware”), maintains and sponsors a variety of equity compensation-related plans, and certain other plans, agreements, awards and arrangements, providing for the grant or award to its directors, officers and employees and other persons (collectively, the “Stock Plans”) of (i) options, restricted shares or other rights to purchase or receive Weatherford-Bermuda Common Shares or (ii) the right to receive benefits or other amounts by reference to Weatherford-Bermuda Common Shares (individually, an “Award” and collectively, the “Awards”). Weatherford-Delaware currently maintains and sponsors the plans listed on Exhibit A attached hereto (the “Delaware Stock Plans”) and Weatherford-Bermuda currently maintains and sponsors the plans listed on Exhibit B attached hereto (the “Bermuda Stock Plans”). At the Effective Time, the Delaware Stock Plans and Bermuda Stock Plans, together with any other employee benefit and compensation plans and agreements of Weatherford-Bermuda or its affiliates as determined by the management of Weatherford-Bermuda in its sole discretion, shall be assumed and/or adopted by and become plans and agreements of Weatherford-Switzerland (collectively, the “Assumed Plans”); provided, however, that Weatherford-Delaware (or other applicable Weatherford-Bermuda affiliate) shall continue to maintain and/or sponsor the Stock Plans further described on Exhibit A or Exhibit B as continuing to be maintained and/or sponsored by Weatherford-Delaware (or other applicable Weatherford-Bermuda affiliate). Weatherford-Switzerland shall, pursuant to the terms hereof and thereof, assume the rights and obligations of Weatherford-Bermuda under the Assumed Plans.
          (b) To the extent any Stock Plan (whether or not an Assumed Plan) provides for the issuance, acquisition, holding or purchase of, or otherwise relates to or references, Weatherford-Bermuda Common Shares, then, pursuant to the terms hereof and thereof, after the Effective Time, such Stock Plan shall be deemed to provide for the issuance, acquisition, purchase or holding of, or otherwise relate to or reference, Registered Shares (or benefits or other amounts determined in accordance with the Assumed Plans). In furtherance thereof, all references in the Stock Plans to Weatherford-Bermuda or its predecessors shall be amended to be references to Weatherford-Switzerland. Such amendments deemed necessary or appropriate by Weatherford-Bermuda and Weatherford-Switzerland to effect the Scheme and related transactions, including to facilitate the assignment to, and assumption and/or adoption by, Weatherford-Switzerland of the Assumed Plans or the actions contemplated hereby (subject to this Section 2.2), shall be adopted and entered into with respect to the Assumed Plans or any other Stock Plan. Such assumption and/or adoption may take place, among others, by execution of an Assumption and Assignment Agreement between Weatherford-Bermuda and Weatherford-Switzerland. The vote of the Scheme Shareholders at the meeting of the holders of Weatherford-Bermuda Common Shares convened at the direction of the Court at which the Scheme will be voted upon shall, pursuant to the terms hereof and of the Stock Plans, be deemed to satisfy any requirement of shareholder approval of such amendments and the assignment to, and assumption and/or adoption by, Weatherford-Switzerland of the Assumed Plans and/or Awards or the actions contemplated hereby with respect to any other Stock Plan.
          (c) All outstanding Awards or any other benefits available which are based on Weatherford-Bermuda Common Shares and which have been granted under the Stock Plans (including, as applicable, any Weatherford-Bermuda Common Shares exchanged pursuant to Section 2.1) shall remain outstanding and, after the Effective Time, pursuant to the terms thereof, be deemed to provide for the issuance, acquisition, purchase or holding of, or otherwise relate to or reference, Registered Shares. In furtherance thereof, as of the Effective Time, all references to Weatherford-Bermuda or any of its predecessors in any Award or any related document or agreement shall be deemed to be references to Weatherford-Switzerland. Each Award assumed by Weatherford-Switzerland shall thereafter, pursuant to the terms thereof, be exercisable, issuable, held, available or vest upon the same terms and conditions as under the applicable Stock Plan (including Assumed Plans) and the applicable Award document or agreement issued thereunder, except that upon the exercise, issuance, holding, availability or vesting of such Awards, Registered Shares shall be issuable or available, or benefits or other amounts determined, in lieu of Weatherford-Bermuda Common Shares. For the avoidance of doubt, the number of Registered Shares issuable or available upon the exercise or issuance of an Award immediately after the Effective Time and, if applicable, the exercise price of each such Award, shall be the same number of shares and the exercise price as in effect immediately prior to the Effective Time. Each Award that is a stock option shall be assumed by Weatherford-Switzerland in such manner that Weatherford-Switzerland would be a corporation “assuming a stock option in a transaction to which section 424(a) applies” within the meaning of Section 424 of the Code, were Section 424 of the Code applicable to such Award, with regard to the requirements of Treasury Regulation Section 1.424-1(a)(5)(iii) for options that are intended to qualify under

Section 422 of the Code, and with regard to the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D) for other options.
     2.3 WARRANT
     At the Effective Time, the outstanding warrants to purchase Weatherford-Bermuda Common Shares issued pursuant to the Amended and Restated Warrant Agreement dated July 12, 2006 between Weatherford-Bermuda and Shell Technology Ventures Inc. (as assigned to other parties) (the “Warrant Agreement”) shall, pursuant to the terms thereof, be assumed by, and the Warrant Agreement and all of the rights and obligations of Weatherford-Bermuda thereunder shall immediately be assigned to, Weatherford-Switzerland in accordance with the terms of the Warrant Agreement.
3. CONDITIONS PRECEDENT
     3.1 CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE SHARE EXCHANGE
     The respective obligation of each party to effect the Share Exchange is subject to the satisfaction or waiver of the following conditions:
          (a) The Scheme shall have been adopted and approved by the affirmative vote of a majority in number of the Scheme Shareholders present and voting either in person or by proxy on the Scheme, representing at least three fourths in value of the Scheme Shareholders present and either in person or by proxy voting on the Scheme.
          (b) The definitive proxy statement of Weatherford-Bermuda on Schedule 14A relating to the meeting of the holders of Weatherford-Bermuda Common Shares at which the Scheme will be voted upon (the “Proxy Statement”) shall have been filed with the U.S. Securities and Exchange Commission.
          (c) None of the parties hereto shall be subject to any decree, order or injunction of a court of competent jurisdiction, domestic or foreign, which prohibits the consummation of the Share Exchange.
          (d) The Registered Shares to be issued in connection with the Share Exchange shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.
          (e) The capital increase covering/including the Registered Shares to be issued in connection with the Scheme shall have been registered with the commercial register in the Canton of Zug, Switzerland.
          (f) The Scheme shall have been sanctioned by the Court and the Court Order shall have been filed with the Registrar of Companies of the Bermuda Islands and shall be effective.

          (g) Weatherford-Bermuda shall have received an opinion from Baker & McKenzie LLP confirming, as of the effective date of the Share Exchange, the material U.S. federal income tax consequences of the Share Exchange, receiving distributions on Registered Shares, and disposing of Registered Shares, each as described under “Material Tax Considerations—U.S. Federal Income Tax Considerations” in the Proxy Statement (or such other matters as Weatherford-Bermuda may determine).
          (h) Weatherford-Bermuda shall have received an opinion from Baker & McKenzie Geneva confirming, as of the effective date of the Share Exchange, the matters discussed under “Material Tax Considerations—Swiss Tax Considerations” in the Proxy Statement (or such other matters as Weatherford-Bermuda may determine).
4. TERMINATION, AMENDMENT AND WAIVER
     4.1 TERMINATION
     This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of Weatherford-Bermuda or sanction of the Court of matters presented in connection with this Agreement, by action of the Board of Directors of Weatherford-Bermuda.
     4.2 EFFECT OF TERMINATION
     In the event of termination of this Agreement as provided in Section 4.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Weatherford-Bermuda or Weatherford-Switzerland.
     4.3 AMENDMENT
     This Agreement may be amended by the parties hereto at any time before or after any required approval of matters presented in connection with this Agreement by the shareholders of Weatherford-Bermuda or sanction of such matters by the Court; provided, however, that after any such approval or sanction, there shall be made no amendment that by law requires further approval by such shareholders until such further approval has been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     4.4 WAIVER
     At any time prior to the Effective Time, a party may waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

5. COVENANTS
     5.1 RULE 16B-3 APPROVAL
     Weatherford-Bermuda and Weatherford-Switzerland shall take all such steps as may be required to cause the transactions contemplated by Section 2.1 and any other dispositions of Weatherford-Bermuda equity securities (including derivative securities) or acquisitions of Weatherford-Switzerland equity securities (including derivative securities) in connection with the Scheme by each individual who is a director or officer of Weatherford-Bermuda or Weatherford-Switzerland to be exempt under Rule 16b-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended.
     5.2 INDEMNIFICATION
          (a) From and after the Effective Time, Weatherford-Bermuda shall indemnify each person who is now, or has been at anytime prior to the Effective Time, a director, officer, employee, agent or fiduciary of Weatherford-Bermuda (or any subsidiary thereof) and each person who served at the request of Weatherford-Bermuda as a director, officer, employee, agent or fiduciary of another company, corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other entity or enterprise (each, an “Indemnitee”) if such Indemnitee is a party or is threatened to be made a party to any threatened, pending or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (including, but not limited to, the investigation, defense, settlement or appeal thereof) (a “Proceeding”) and whether commenced, asserted or claimed before or after the Effective Time, including a Proceeding brought by or in the right of Weatherford-Bermuda, by reason of the fact that Indemnitee is or was a director, officer, employee, agent, or fiduciary of Weatherford-Bermuda or is or was serving at the request of Weatherford-Bermuda as a director, officer, employee, agent, or fiduciary of any other company, corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other entity or enterprise or by reason of anything done or not done by Indemnitee in any such capacity. All reasonable expenses incurred by Indemnitee (including attorneys’ fees, retainers and advances of disbursements required of Indemnitee) shall be paid by Weatherford-Bermuda in advance of the final disposition of any Proceeding at the request of Indemnitee as promptly as possible, and in any event within 20 days after the receipt by Weatherford-Bermuda of a statement or statements from Indemnitee requesting such advance or advances from time to time. Indemnitee’s entitlement to such expenses shall include those incurred in connection with any Proceeding by Indemnitee seeking an adjudication or award in arbitration pursuant to this Agreement. Such statement or statements shall reasonably evidence the expenses incurred by Indemnitee in connection therewith and shall include or be accompanied by an undertaking by or on behalf of Indemnitee to repay such amount if it is ultimately determined that Indemnitee is not entitled to be indemnified against such expenses by Weatherford-Bermuda as provided by this Agreement or otherwise. Notwithstanding the foregoing or anything else to the contrary, the indemnity provided in this Section 5.2 shall not indemnify the Indemnitee against, or exempt the Indemnitee from, any liability in respect of Indemnitee’s fraud or for any action or inaction for which indemnification is prohibited under Bermuda law.

          (b) With respect to any such Proceeding: (i) Weatherford-Bermuda will be entitled to participate therein at its own expense; and (ii) except as otherwise provided below, to the extent that it may wish, Weatherford-Bermuda jointly with any other indemnifying party similarly notified will be entitled to assume the defense thereof, with counsel reasonably satisfactory to Indemnitee. After notice from Weatherford-Bermuda to Indemnitee of its election so to assume the defense thereof, Weatherford-Bermuda will not be liable to Indemnitee under this Agreement for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below. Indemnitee shall have the right to employ Indemnitee’s own counsel in such Proceeding, but the fees and expenses of such counsel incurred after notice from Weatherford-Bermuda of its assumption of the defense thereof shall be at the expense of Indemnitee and not subject to indemnification hereunder unless: (i) the employment of counsel by Indemnitee has been authorized by Weatherford-Bermuda; (ii) in the reasonable opinion of counsel to Indemnitee there is or may be a conflict of interest between Weatherford-Bermuda and Indemnitee in the conduct of the defense of such Proceeding; or (iii) Weatherford-Bermuda shall not in fact have employed counsel to assume the defense of such action, in each of which cases, the fees and expenses of counsel shall be at the expense of Weatherford-Bermuda. Neither Weatherford-Bermuda nor the Indemnitee shall settle any claim without the prior written consent of the other (which shall not be unreasonably withheld).
               (b) The parties agree that the rights to indemnification, including provisions relating to advances of expenses incurred in defense of any Proceeding, in the organizational documents of Weatherford-Bermuda and similar organizational documents of its subsidiaries with respect to matters occurring through the Effective Time, shall survive the Scheme and shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Proceeding pending or asserted within such period shall continue until the disposition or resolution of such Proceeding.
               (c) The rights of Indemnitees hereunder shall be in addition to any other rights such Indemnitee may have under (i) the bye-laws of Weatherford-Bermuda, (ii) the articles of association or other organizational documents of Weatherford-Switzerland, (iii) similar organizational documents of Weatherford-Bermuda’s subsidiaries or the laws of its subsidiaries’ jurisdictions of organization, (iv) separate agreements (including indemnity agreements in existence on the date hereof or entered into in the future), (v) a vote of Weatherford-Bermuda’s shareholders, (vi) a vote of Weatherford-Bermuda’s Board of Directors, (vii) a vote of the Weatherford-Bermuda’s directors who are not a party to a Proceeding in respect of any Indemnitees, (viii) the laws of Bermuda or Switzerland or (ix) otherwise. The provisions of this Section 5.2 shall survive the consummation of the Scheme and expressly are intended to benefit each Indemnitee.
               (d) In the event Weatherford-Bermuda or any of its successors or assigns (i) amalgamates, consolidates with or merges into (or enters into any other business combination with), including by way of a scheme of arrangement or a share exchange, any other person and shall not be the continuing or surviving corporation or entity in such amalgamation, consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provision shall be made so that the successors and assigns of Weatherford-Bermuda assume the obligations set forth in this Section 5.2.
     5.3 GUARANTEES
     At or immediately prior to the Effective Time, Weatherford-Switzerland agrees to guaranty the following debt of Weatherford-Bermuda, Weatherford-Delaware and their affiliates:
•	Weatherford-Bermuda’s 4.95% senior notes due 2013; 5.15% senior notes due 2013; 5.50% senior notes due 2016; 6.00% senior notes due 2018; 6.50% senior notes due 2036; 7.00% senior notes due 2038; notes issued under Weatherford-Bermuda’s commercial paper program; and notes issued under Weatherford-Bermuda’s affiliates’ commercial paper program; and

•	Weatherford-Delaware’s 6.625% senior notes due 2011; 5.95% senior notes due 2012; 6.35% senior notes due 2017; and 6.80% senior notes due 2037; and

•	Any debt outstanding or to be borrowed in the future under the Second Amended and Restated Credit Agreement dated as of May 2, 2006, among Weatherford-Bermuda, Weatherford-Delaware and certain of their affiliates, JPMorgan Chase Bank, N.A., as administrative agent, and the lender parties thereto; the Credit Agreement, dated as of March 19, 2008, among Weatherford-Bermuda, Weatherford-Delaware, Deutsche Bank AG Cayman Islands Branch, as administrative agent, and the lender parties thereto; and the Credit Agreement, dated as of October 20, 2008, among Weatherford-Bermuda, Weatherford-Delaware, UBS AG, Stamford Branch, as administrative agent, and the lender parties thereto.
6. GENERAL PROVISIONS
     6.1 ASSIGNMENT; BINDING EFFECT; BENEFIT
     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for the provisions of Section 5.2 (which may be enforced by the beneficiaries thereof).
     6.2 ENTIRE AGREEMENT
      This Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.
     6.3 GOVERNING LAW
     Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Share Exchange or to matters arising under or in connection with this Agreement, this Agreement shall be governed by and construed in accordance with the laws of the State of Texas, U.S.A. without regard to its rules of conflict of laws.
     6.4 COUNTERPARTS
     This Agreement may be executed by the parties hereto in separate counterparts, including facsimile or .pdf documents, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.
     6.5 HEADINGS
     Headings of the Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.
     6.6 SEVERABILITY
     Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
(Remainder of page intentionally left blank)

     The parties have executed and delivered this Agreement as of the date indicated in the first sentence of this Agreement.

WEATHERFORD INTERNATIONAL LTD., a company incorporated under the laws of Bermuda

By:	/s/ BERNARD J. DUROC-DANNER

Name: Bernard J. Duroc-Danner Title: Chief Executive Officer

WEATHERFORD INTERNATIONAL LTD., a Swiss joint-stock corporation

By:	/s/ BURT M. MARTIN

Name: Burt M. Martin Title: Authorized Signatory

EXHIBIT A
Delaware Stock Plans
1. Weatherford International, Inc. Executive Deferred Compensation Stock Ownership Plan
2. Weatherford International, Inc. Foreign Executive Deferred Compensation Stock Plan
3. Weatherford International, Inc. 1998 Employee Stock Option Plan

EXHIBIT B
Bermuda Stock Plans
1. Weatherford International Ltd. Deferred Compensation Plan for Non-Employee Directors
2. Weatherford International Ltd. 2006 Omnibus Incentive Plan
3. Weatherford International Ltd. Restricted Share Plan
4. Stock Option Agreement dated September 8, 1998, as amended, between Weatherford International Ltd. and each of Sheldon B. Lubar, William E. Macaulay and Robert Millard.
5. Stock Option Agreement dated July 5, 2000 between Weatherford International Ltd. and each of David J. Butters, Sheldon B. Lubar, William E. Macaulay, Robert Millard and Robert A. Rayne.
6. Stock Option Agreement dated September 26, 2001 between Weatherford International Ltd. and each of David J. Butters, Sheldon B. Lubar, William E. Macaulay, Robert Millard and Robert A. Rayne.